UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

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                                                              SEC FILE NUMBER
                                                                 000-50450
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                                                               CUSIP NUMBER
                                                                 683707103
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                           NOTIFICATION OF LATE FILING

(Check One) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-QSB |_| Form N-SAR |_| Form N-CSR

      For Period Ended August 31, 2006
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            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended: ___________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this for shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                             OPEN ENERGY CORPORATION
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Full Name of Registrant

                              BARNABUS ENERGY, INC.
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Former Name if Applicable

                         514 Via de la Valle, Suite 200
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Address of Principal Executive Office (Street and Number)

                         Solana Beach, California 92075
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     (a)   The reason described in reasonable detail in Part II of this
      |           form could not be eliminated without unreasonable effort or
      |          expense.
      |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
|X|   |           N-CSR, or portion thereof, will be filed on or before the
      |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report of transition report on Form
      |           10-Q, or portion thereof, will be filed on or before the fifth
      |           calendar day following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

      Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, we are unable to file our Form 10-QSB for the fiscal quarter ended August 31, 2006 by the due date of October 16, 2006 without unreasonable effort or expense. We need additional time to finalize the interim financial statements and to complete our review procedures of the information called for in Form 10-QSB.

      We expect to file our quarterly report on Form 10-QSB on or before October 23, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David Saltman              (858)                 794-8800
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                 (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?* If the answer is no, identify report(s).
                                                                  Yes |X| No |_|

* Excludes filings on Form 8-K as provided in Rule 144(c)(i) under the Securities Act of 1933, as amended.

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |X| No |_|

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table sets forth certain anticipated consolidated statements of operations data for the quarter ended August 31, 2006. Our entire operations for the quarter ended August 31, 2005 are being treated as discontinued operations, and consist of a net loss from discontinued operations of approximately $306,000. There may be additional adjustments to the anticipated results as we complete our work on the interim financial statements.

Quarter ended August 31, 2006 (in thousands)
Revenues, net                                                     $      357
Gross profit (loss)                                                       46

Selling, general and administrative                                    4,077
Research and development                                                 319
                                                                  ----------
Total operating expenses                                               4,396

Loss from operations                                                  (4,350)
Other Income (expense)                                                  (882)
                                                                  ----------

Loss from continuing operations before income taxes                   (5,232)


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We need additional time to calculate our deferred income tax provision (benefit)
and therefore a reasonable estimate cannot be made at this time of income tax provision (benefit), loss from continuing operations, net loss, or net loss per share.

This notice on Form 12b-25 contains forward-looking statements that reflect our current view with respect to future events and performance. These forward-looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to the anticipated date of filing our Form 10-QSB and other risks described in our filings with the Securities and Exchange Commission, and our anticipated results from operations. More information about potential factors that could affect the our business and financial results is included under "Risks Related to Our Business" in our Annual Report on Form 10-KSB, as amended, for the year ended May 31, 2006, and our other filings with the Securities and Exchange Commission. Actual results could differ materially from those set forth in the forward-looking statements, as a result of such factors and our ongoing review of the Form 10-QSB,. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice on Form 12b-25. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date any such statement is made.


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                             OPEN ENERGY CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2006                 By: /s/ David Saltman
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                                           David Saltman
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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